UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
000-31667	92534X109
SEC FILE NUMBER	CUSIP NUMBER
☑ Form 10-QSB
For Period Ended: September 30, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
VERTICAL BRANDING, INC.
Full name of registrant
MFC Development Corp.
Former Name is Applicable
16000 Ventura Blvd - Suite 301 - Encino, CA 91436
Address of principal executive offices & zip code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Company is in the process of completing the report and providing the requisite information to its auditors. We expect to file the required report within the allotted extension.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Victor Brodsky	(914)	636-3432
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☑ Yes
☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☑ Yes
☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As a result of its recently completed acquisition of all the outstanding shares of the capital stock of Worldwide Excellence, Inc., the Company anticipates that there will be significant changes in the consolidated results of operations from the corresponding period for the last fiscal year (after giving effect to the reverse merger), which will be reflected by the Company's earnings statements. The Company is unable to give a reasonable estimate of the change in results until the financial statements have been completed.
Exhibits
None

VERTICAL BRANDING, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006	By:	/s/ Victor Brodsky
Victor Brodsky Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)